August 14, 2007

Trayne S. Wheeler, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
State Street Financial Center, One Lincoln Street
Boston, Massachusetts 02111-2950

Re: Federated Enhanced Treasury Income Fund
        SEC File Numbers: 333-144682 and 811-22098

Dear Mr. Wheeler:

        We have reviewed the registration statement on Form N-2 filed on behalf of
Federated Enhanced Treasury Income Fund (the "Fund") on July 19, 2007. The Fund
filed the registration statement to register common shares.   We have the following
comments.

Prospectus

Investment Objectives and Strategies, page 5

1.   The prospectus states, "Under normal market conditions and after the initial
investment period of up to approximately three months following completion of this
offering, the Fund will invest at least 80% of its <u>net</u> assets in U.S. Treasury securities."
(Emphasis added.) Please change net to total in order to conform to similar disclosure in
other sections of the prospectus.

2.   The prospectus states, "Within the constraints of its permitted duration range, the
Fund will seek to add additional total return by allocating securities in the Core Portfolio
across the yield curve in anticipation of changes in the yield curve. . . . The Fund will
adjust overall portfolio duration by up to 5 years above or below the current duration
level of the Treasury Index through the use of derivative instruments (such as interest rate
swaps and futures on U.S. Treasury securities) in accordance with the Sub-Adviser's
assessment." Please disclose the current duration level of the Treasury Index. In
addition, please provide an example of duration. For example, a fund with a duration of
5 would likely drop 5% in value if interest rates rose one percentage point.

Investment Selection Strategies, page 6

3.	The prospectus states, "The Option Strategy is not designed for speculative purposes." Please revise the disclosure to clarify the meaning of "speculative purposes."

Distributions, page 10

4.	Page 11 states "Distributions in any year may include a substantial return of capital component." Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Risks Associated with Writing Call Options on Securities, page 13

5.	Page 14 states, "Thus, the use of options may require the Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell." Please also disclose in this section the reinvestment risk associated with the option strategy.

Primary Investment Policies, page 22

6.	Please consider condensing the second paragraph into the first paragraph.

Investment Advisory Agreement, page 36

7.	The Adviser will receive an annual fee based on the Fund's Managed Assets. The prospectus states, "For these purposes, "Managed Assets" means the total assets of the Fund (including assets attributable to any form of investment leverage that the Fund may in the future determine to utilize) minus the sum of accrued liabilities (other than debt representing financial leverage)." Please insert "recorded" before "assets attributable to any form of investment leverage." In addition, please further clarify the types of debt that may be included in managed assets. For example, would reverse repurchase agreements be deemed such debt? As you know, Section 15 of the Investment Company Act of 1940 provides that the management contract must **precisely** describe all compensation to be paid. As the advisory fee is based on "debt representing financial leverage", the prospectus and advisory contract should specifically define, list and describe the types of instruments that may constitute such "debt".

Statement of Additional Information ("SAI")

Code of Ethics, page 12

8.   The SAI states, "As required by SEC rules, the Fund, its Adviser and Sub-Adviser has each adopted a code of ethics." Please disclose whether the Fund's principal underwriter has adopted a code of ethics. <u>See</u> Item 18.15 of Form N-2.

Determination of Net Asset Value, page 12

9.   The SAI states, "A security that is fair valued may be valued at a price higher or lower than actual market quotations or the value determined by other funds using their own fair valuation procedures." Please further discuss the effects of fair value pricing. For example, fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

General

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *   *   *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel